EXHIBIT 2.2


                                   AGREEMENT

   THIS AGREEMENT, made as of this ____th day of May, 2013, (the "Effective Date") by and between Ibbotson Associates, Inc. ("Ibbotson"), an Illinois corporation, and Invesco Capital Markets, Inc. ("Invesco"), a Delaware corporation.

                                  WITNESSETH:

   WHEREAS, Ibbotson is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act");

   WHEREAS, Invesco sponsors, underwrites and distributes a wide array of unit investment trusts ("UITs");

   WHEREAS, Invesco desires to establish one or more UITs that will each initially invest solely in securities selected by Ibbotson in accordance with the securities selection criteria set forth in Exhibit A attached hereto (the "Trusts");

   WHEREAS, Invesco further desires the services of Ibbotson in advising and consulting with Invesco with respect to securities selection in accordance with the description of the securities selection criteria set forth in Exhibit A attached hereto, and the investment concerns and strategies of Ibbotson, such analysis to be provided to Invesco in the form of a methodology report (the "Methodology Report");

   WHEREAS, Invesco, on behalf of the Trusts, desires to license the Ibbotson Property (as hereinafter defined) for use in connection with the Trusts;

   WHEREAS, Invesco, on behalf of the Trusts, desires the services of Ibbotson to act as Supervisor, as defined by the trust indenture governing a particular Trust, in connection with the Trusts; and

   WHEREAS, Ibbotson is willing to provide the aforesaid services to Invesco under the terms and conditions hereinafter set forth; and Ibbotson is willing to license the Ibbotson Property to Invesco and the Trusts under the terms and conditions hereinafter set forth;

   NOW, THEREFORE, in consideration of the premises and the mutual covenants and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

   1. Grant of License. (a) Subject to the terms and conditions of this Agreement, Ibbotson hereby grants to Invesco and the Trusts, a limited, non-transferable license with no right to sub-license, to use and refer within the United States to the service marks "Ibbotson Associates, Inc." and "Ibbotson" (referred herein as the "Ibbotson Property") solely in connection with the Trusts, in such manner as may be deemed to be appropriate by Invesco, subject to the prior approval of Ibbotson, which approval shall not be unreasonably withheld.

   (b) Ibbotson covenants and agrees that no person or entity other than Invesco shall need to obtain any other license with respect to the Ibbotson Property in connection with the initial sale of the Trusts or subsequent resales of the Trusts in the secondary market.

   (c) Ibbotson represents and warrants that they own all proprietary rights in and to the Ibbotson Property for use in connection with the creation and distribution of unit investment trusts and in connection with the provision of the services contemplated by this Agreement and have the right to license the same to Invesco and the Trusts pursuant to this Agreement.

   Except as otherwise specifically provided herein, Ibbotson reserves all rights to the Ibbotson Property and this Agreement shall not be construed to transfer to Invesco any ownership right to, or equity interest in, any of the Ibbotson Property. Such license shall terminate upon termination of this Agreement.

   2. Identification of Consultation on Securities. (a) During the term of this Agreement, Invesco shall provide Ibbotson with reasonable advance notice of the filing of each registration statement (inclusive of any post-effective amendments) pertaining to a Trust ("Registration Statement") and, subject to the foregoing, Ibbotson will provide to Invesco within ten (10) days of Invesco's written request the Methodology Report and a list of all securities that fit within the parameters described in Exhibit A in connection with each Trust (the "Identified Securities"). Such Identified Securities will be deposited in the related Trust's portfolio (the "Portfolio Securities"); provided, however, that Invesco reserves the right to modify the initial Portfolio Securities based upon all information available to it, including, among other factors, market capitalization and liquidity considerations, subject to the prior approval of Ibbotson, which approval will not be unreasonably withheld.

   (b) Ibbotson will provide Invesco with information reasonably requested by Invesco about the Portfolio Securities for use by Invesco in preparing updated prospectus disclosure and marketing materials for the Trusts. Ibbotson also agrees to review and comment upon disclosure in the Registration Statement referred to in Section 13 hereof.

   (c) Ibbotson shall periodically consult with and advise Invesco regarding the securities or methodologies used to identify those securities for inclusion in any Trust at a time and place mutually agreed upon by the parties. With the prior consent of Ibbotson, which consent will not be unreasonably withheld, Invesco may permit others to participate in these consultations.

   3. Supervision. Ibbotson shall act as Supervisor, as defined by the trust agreement governing the particular Trust, in accordance with such trust agreement. The terms of the trust agreement applicable to the Supervisor are incorporated herein by reference. In the event that any provision in this Agreement conflicts in any way with the trust agreement governing a particular Trust, the provisions of the trust agreement in respect thereof shall control.

   4. Ibbotson's Services Unique. Ibbotson and Invesco agree that the services to be performed by Ibbotson as set forth herein are unique and may not be performed by anyone other than Ibbotson.

   5. Fees. (a) For the license granted pursuant to Section 1, Invesco, on behalf of each of the Trusts, agrees that each Trust shall pay Ibbotson an fee equal to ten basis points per annum (0.10%) of the average daily Evaluation Price of such Trust, (the "License Fees"). The trustee of each Trust shall accrue such basis point fee daily and pay such fee to Ibbotson within fifteen
(15) days following the end of each calendar quarter during the term of such Trust. "Evaluation Price" shall mean the "current net asset value" as defined in the Investment Company Act of 1940, as amended.

          (b) In addition to the fees payable pursuant to section 5(a), for the services to be performed pursuant to Section 2, Invesco, on behalf of each Trust, agrees that each Trust shall pay Ibbotson a fee equal to five basis points (0.05%) of the Evaluation Price of such Trust as of the end of the initial offering period of such Trust. Such fee shall be paid by the trustee of each Trust to Ibbotson within thirty (30) days following the end of the initial offering period of each Trust.

          (c) In addition to the fees payable pursuant to sections 5(a) and 5(b), for the services to be performed pursuant to Section 3, Invesco, on behalf of each Trust, agrees that each Trust shall pay Ibbotson a fee equal to five basis points per annum (0.05%) of the average daily Evaluation Price in accordance with the terms of the trust agreement governing such Trust. The trustee of each Trust shall accrue such basis point fee daily and pay such fee to Ibbotson within fifteen (15) days following the end of each calendar quarter during the term of such Trust. "Evaluation Price" shall mean the "current net asset value" as defined in the Investment Company Act of 1940, as amended.

          (d) For the license granted pursuant to Section 1, Ibbotson shall receive an annual minimum fee of $75,000, beginning on the Effective Date. On each anniversary of the Effective Date for the term of this Agreement, Invesco shall compare the basis point fees paid by the Trusts to Ibbotson pursuant to sections 5(a), 5(b) and 5(c) with the Annual Minimum Fee. If the total amount of License Fees paid by the Trusts during the previous year pursuant to sections 5(a), 5(b) and 5(c) is less than the Annual Minimum License Fee, Invesco will pay Ibbotson the difference (the "Shortfall Payment"); provided that the Shortfall Payment shall only be made if Invesco has brought to market a series of the Trust during the previous year (as measured from the Effective Date or last anniversary of the Effective Date). Should the basis point fees paid pursuant to Sections 5(a), 5(b), and 5(c), exceed the Annual Minimum License Fee, no Shortfall Payment will be owed to Ibbotson.

          (e) Within 15 days of the end of each calendar quarter, Invesco will provide Ibbotson with a report summarizing the calculation of the fees in
Section 5, including the average daily Evaluation Price used as the fee calculation. Invesco will send such information to Ibbotson's designated email address: variablefeereports@morningstar.com, or other such address as indicated by Ibbotson.All fees under this agreement should be remitted to Ibbotson as follows:

   Checks:
   Ibbotson Associates, Inc.
   2668 Paysphere Circle
   Chicago, IL 60674

   ACH/Wiring Instructions:
   Bank:
   Beneficiary: Ibbotson Associates, Inc.
   Swift Code:
   ABA(ACH):
   ABA(FED):
   Account:

   Please reference invoice number on payment

   6. Term. Subject to Section 9, the term of this Agreement shall commence and continue as described in this Section. The term of this Agreement shall commence as of the Effective Date and shall remain in full force and effect until the second (2nd) anniversary of the Effective Date, unless this Agreement is terminated earlier as provided herein (such term being referred to as the "Initial Term"). At the end of the Initial Term, this Agreement shall automatically renew for successive one-year periods unless a party terminates the Agreement by providing the other party a written notice to that effect ninety (90) days prior to the end of the then-current term.

   7. Assignment. Neither of the parties hereto may assign (including within the meaning of the Advisers Act) its respective rights and obligations under this Agreement without the prior written consent of the other.

   8. Relationship of the Parties. The parties understand and agree that this Agreement shall not be deemed to create any partnership or joint venture between Invesco and Ibbotson, and that any services performed hereunder by Ibbotson shall be as an independent contractor and not as an employee or agent of Invesco or any Trust. Ibbotson shall have no authority whatsoever to bind Invesco or any Trust on any agreement or obligation and Ibbotson agrees that Ibbotson shall not hold itself out as an employee or agent of Invesco or any Trust.

   9. Termination. (a) Ibbotson may terminate this Agreement immediately upon a material breach of any representation, warranty or covenant of Invesco that is not remedied within ten (10) business days after written notice.

   (b) Invesco may terminate this Agreement immediately upon a material breach of any representation, warranty or covenant of Ibbotson that is not remedied within ten (10) business days after written notice thereof.

   (c) Ibbotson and Invesco may terminate this Agreement at any time upon the execution by all parties of a written agreement to that effect.

   (d) Any termination under Section 9(a) or (b) shall not limit any other remedies for breach the non-breaching party may have at law or in equity. Notwithstanding any provision of this Agreement to the contrary, termination of this Agreement shall not constitute termination of any Trust.

   (e) With the exception of termination by Invesco pursuant to section 9(b) above, Invesco agrees and acknowledges that Invesco's obligation to pay the fees set forth in sections 5(a), 5(b), and 5(c) shall survive termination of this Agreement, and Invesco shall pay to Ibbotson the fees set forth in sections 5(a), 5(b), and 5(c) until such time as the Trusts subject to this Agreement have terminated pursuant to the agreements establishing the Trusts.

   10. Confidentiality. (a) The parties agree that certain material and information which has or may come into the possession or knowledge of each in connection with this Agreement or the performance hereof (e.g., proprietary business information (including, without limitation, the names and addresses or other personal information of customers, distributors, information providers and suppliers)), consists of confidential and proprietary data whose disclosure to or use by third parties would be damaging. In addition, the parties may reasonably designate, by notice in writing delivered to the other parties, other information as being confidential or a trade secret.

   (b) All such proprietary or confidential information of each party hereto shall be kept secret by the other party to the degree it keeps secret its own confidential or proprietary information. Such information belonging to a party shall not be disclosed by the other party to its employees, officers, agents, service providers or affiliates, except on a need-to-know basis, but may be disclosed by such other party to State, Federal, or other governmental agencies, authorities or courts as required by law or regulation, or upon their order or request provided prompt notice of such order or request is given by such party to the party to which such information belongs, if such notice is legally permitted.

   (c) No information that would otherwise be proprietary or confidential for purposes of this Agreement pursuant to subsections (a) or (b) above shall be subject to the restrictions on disclosure imposed by this Section in the event and to the extent that (i) such information is in, or becomes part of, the public domain otherwise than through the fault of a party to which such information does not belong, (ii) such information was known to such party prior to the execution of this Agreement, or (iii) such information was revealed to such party by a third person, and which the receiving party reasonably believes has been obtained by such third person not in violation of any existing confidentiality or non-disclosure agreement.

   (d) Each party acknowledges and agrees that a breach of this Section 10 would cause a permanent and irreparable damage for which money damages would be an inadequate remedy. Therefore, each party shall be entitled to seek equitable relief (including injunction and specific performance) in the event of any breach of the provisions of this Section 10, in addition to all other remedies available to such party at law or in equity.

   (e) The covenants set forth in this Section 10 shall survive the termination of this Agreement.

   11. Covenants. During the period of this Agreement and for as long as any of the Trusts remains outstanding, each of the parties agree to:

   (a) comply with all codes, regulations and laws applicable to the performance of its obligations under this Agreement and obtain or have obtained all necessary permits, licenses and other authorizations necessary for such performance and maintain its business reputation and good standing;

   (b) take such other actions as the other party hereto may reasonably request to more effectively carry out its obligations under this Agreement; and

   (c) do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, including, but not by way of limitation, obtaining all consents, approvals, and authorizations, required of such party in connection with the consummation of the transactions contemplated by this Agreement. No party shall take any action that would be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect.

   In addition, Ibbotson may not refer to Invesco or any affiliates in any kind of communications, whether oral, written or electronic, or otherwise, and whether in a piece published by Ibbotson or in response to questions of the media or others, without Invesco's prior written consent, except that Ibbotson may describe the services provided under this Agreement to the extent that such services are described in any registration statement or other publicly available materials produced by Invesco.

   12. Indemnification. (a) By Invesco. In the event any claim is brought by any third party against Ibbotson or any of its affiliates that relates to, arises out of or is based upon the performance by Invesco of its obligations hereunder, or the failure of Invesco, or any of Invesco's affiliates, as the case may be, to comply with any law, rule or regulation relating to the Trusts, or use of the Ibbotson Property by the Trusts, Invesco, or any of Invesco's affiliates, Ibbotson or any of its affiliates shall promptly notify Invesco and Invesco shall defend such claim at Invesco's expense and under Invesco's control. Invesco shall indemnify and hold harmless Ibbotson or any of its affiliates against any judgment, liability, loss, cost or damage (including litigation costs and reasonable attorneys' fees) arising from or related to such claim whether or not such claim is successful. Ibbotson or any of its affiliates shall have the right, at their expense, to participate in the defense of such claim through counsel of their own choosing; provided, however, that Invesco shall not be required to pay any settlement amount that it has not approved in advance. Notwithstanding the above, neither Ibbotson nor any of its affiliates shall be entitled to indemnification hereunder to the extent that the judgment, liability, loss, cost or damage arising from a claim for which indemnification is sought hereunder results directly or indirectly from the gross negligence or willful misconduct of Ibbotson or any of its affiliates, or Ibbotson's actions or inactions in connection with its role as Supervisor.

   (b) By Ibbotson. In the event any claim is brought by any third party against Invesco, any of the Trusts, or any of Invesco's affiliates that relates to, arises out of or is based upon the performance by Ibbotson of its obligations hereunder, or the failure of Ibbotson to comply with any law, rule or regulation, Invesco, the Trusts, or Invesco's affiliates, as the case may be, shall promptly notify Ibbotson and Ibbotson shall defend such claim at its expense and under its control. Ibbotson shall indemnify and hold harmless Invesco, the Trusts, and Invesco's affiliates against any judgment, liability, loss, cost or damage (including litigation costs and reasonable attorneys' fees) arising from or related to such claim, whether or not such claim is successful. Invesco, the Trusts, or Invesco's affiliates, as the case may be, shall have the right, at their expense, to participate in the defense of such claim through counsel of their own choosing; provided, however, Ibbotson shall not be required to pay any settlement amount that it has not approved in advance. Notwithstanding the above, neither Invesco, the Trusts, nor any of Invesco's affiliates shall be entitled to indemnification hereunder to the extent that the judgment, liability, loss, cost or damage arising from a claim for which indemnification is sought hereunder results directly or indirectly from the gross negligence or willful misconduct of Invesco, the Trusts, or Invesco's affiliates.

   (c) The indemnifications set forth in this Section 12 shall survive the termination of this Agreement for any cause whatsoever.

   13. Review of Registration Statement and other materials. Ibbotson hereby acknowledges that it has reviewed and had an opportunity to comment upon those provisions of the Registration Statement, as amended, specifically referring to or describing Ibbotson and the securities selection process. Invesco may also make reference to Ibbotson Associates' name in connection with marketing and promotional materials related to the Trusts and in any description of the Portfolios contained in any prospectus or other regulatory filing provided that:

i) the relationship between the Ibbotson Associates and Invesco is described as consultative in nature and not as providing sub-advisory services to Invesco or to the Trusts;

ii)  the scope of Services provided by Ibbotson is clearly disclosed;

iii) the content and information provided by Ibbotson Associates is described in all material respects in conformity with this Agreement, as then in effect, and;

   Ibbotson must review and approve in writing each use and reference of the Ibbotson name provided, however, that documents previously approved by Ibbotson as to which statistical information has simply been updated need not be resubmitted to Ibbotson. Ibbotson agrees that such approval will not be unduly delayed and agrees to approve all references to its name within 10 business days of receiving a copy of such materials and a written request for their approval.

   14. Governing Law. This Agreement shall be interpreted, construed and enforced in accordance with the laws of the State of New York without reference to or inclusion of the principles of choice of law or conflicts of law of that jurisdiction. It is the intent of the parties that the substantive law of the State of New York govern this Agreement and not the law of any other jurisdiction incorporated through choice of law or conflicts of law principles.

   15. Waiver of Breach. The failure of a party to require the performance of any term of this Agreement or the waiver of a party of any breach hereunder shall not prevent a subsequent enforcement of such term nor be deemed a waiver of any subsequent breach.

   16. Scope of Agreement. This document constitutes the entire Agreement of the parties with respect to the subject matter hereof, supersedes all prior oral or written agreements with respect to the subject matter hereof, including but not limited to the agreement between the parties dated March 24, 2008, and can be amended only by a writing executed by all of the parties.

   17. Notices. All notices from any party to the other pursuant to this Agreement shall be in writing or by facsimile transmission and shall be sent to the following addresses, or to such addresses as the parties hereto may be notified in writing from time to time:

   If to Ibbotson:

        Ibbotson Associates, Inc.
        22 West Washington Street
        Chicago, IL  60602
        Attention:  General Counsel

   If to Invesco:

        1 Parkview Plaza
        P.O. Box 5555
        Oakbrook Terrace, IL 60181-5555
        Attn:  Steve Massoni

        With a copy to:

        Invesco Capital Markets, Inc.
        1555 Peachtree Street, N.E.
        Atlanta, GA  30309
        Attn:  Office of the General Counsel

   Notices shall be deemed given upon receipt via certified mail, overnight courier, or hand delivery.

   18. Severability. In the event that any provision of this Agreement or application hereof to any person or in any circumstances shall be determined to be invalid, unlawful, or unenforceable to any extent, the remainder of this Agreement, and the application of any provision to persons or circumstances other than those as to which it is determined to be unlawful, invalid or enforceable, shall not be affected thereby, and each remaining provision of this Agreement shall continue to be valid and may be enforced to the fullest extent permitted by law.

   19. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

   IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed by a duly authorized representative thereof as of the date first above written.

INVESCO CAPITAL MARKETS, INC.

By:________________________________

Name: _____________________________

Title: ______________________________


IBBOTSON ASSOCIATES, INC.

By:_______________________________

Name: ____________________________

Title:______________________________




                                   EXHIBIT A

Ibbotson will select securities considered to have low correlation to U.S. equity and bond markets which may include exchange-traded funds, exchange-traded notes and investment companies registered under the Investment Company Act of 1940 or other similar securities. The securities will be designed to take advantage of the potential benefits of investing in a variety of investment vehicles across "non-traditional" asset classes.